Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
       If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Determination of details regarding the specific terms of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Directors
Determination of details regarding the specific terms of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Corporate Officers

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
July 7, 2008

BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group

Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Determination of details regarding the specific terms of
Stock Acquisition Rights as Stock Options for a
Stock-Linked Compensation Plan for Directors
TOKYO JAPAN, July 7, 2008 — TDK Corporation (the “Company”) has announced the determination of the details regarding the specific terms of stock acquisition rights as stock options for a stock-linked compensation plan for Directors. The specific terms of these stock acquisition rights were resolved by a resolution of the Company’s Board of Directors on May 28, 2008.
1.	Total number of stock acquisition rights 139 The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2.	Number of stock acquisition rights allotted and number of eligible persons 139 stock acquisition rights will be allotted to 5 Company directors.

3.	Amount to be paid for stock acquisition rights ¥596,700 ¥5,967 for each share

4.	Class and number of shares to be issued upon the exercise of the stock acquisition rights 13,900share of the Company’s common stock.

5.	Amount to be invested when exercising stock acquisition rights ¥100 for each stock acquisition right ¥1 for each share
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Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Determination of details regarding the specific terms
of Stock Acquisition Rights as Stock Options
for a Stock-Linked Compensation Plan for
Corporate Officers
TOKYO JAPAN, July 7, 2008 — TDK Corporation (the “Company”) has announced the determination of the details regarding the specific terms of stock acquisition rights as stock options for a stock-linked compensation plan for Corporate Officers. The specific terms of these stock acquisition rights were approved by a resolution of the Company’s Board of Directors on June 27, 2008.
1.	Total number of stock acquisition rights 107 The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2.	Number of stock acquisition rights allotted and number of eligible persons 107 stock acquisition rights will be allotted to 8 Corporate Officers.

3.	Amount to be paid for stock acquisition rights No payment shall be necessary for stock acquisition rights.

4.	Class and number of shares to be issued upon the exercise of the stock acquisition rights 10,700shares of the Company’s common stock

5.	Amount to be invested when exercising stock acquisition rights ¥100 for each stock acquisition right ¥1 for each share
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